Exhibit 12.1

ENVIVA PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2014	2015	2016	Nine Months Ended September 30, 2017
	(dollars in thousands)
Earnings:
Pre-tax income (loss) from continuing operations	$(6,864)	$(3,292)	$22,167	$17,806	$12,757
Fixed charges	$7,276	$9,286	$12,377	$16,983	$23,898
Total earnings	$412	$5,994	$34,544	$34,790	$36,655

Fixed charges:
Interest expense	$6,888	$8,724	$11,710	$16,220	$23,062
Interest portion of rental expense	$388	$562	$667	$763	$836
Total fixed charges	$7,276	$9,286	$12,377	$16,983	$23,898
Ratio of earnings to fixed charges(a)	0.06	0.65	2.79	2.05	1.53

(a)We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before income taxes and before adjustment for noncontrolling interest, plus fixed charges. Fixed charges consist of (i) interest expense, including original issue discount and amortization of deferred financing fees and (ii) the portion of rental expense we estimate to be representative of the interest factor in rent expense.